

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Mr. Marckensie Theresias
President and Chief Executive Officer
Extreme Home Staging, Inc.
500 North Dearborn Street, Suite 605
Chicago, Illinois 60654

      Re: Extreme Home Staging, Inc.
             Form 8-K/A Filed June 16, 2010
             File No. 0-52955

Dear Mr. Theresias:

      We have completed our review of your filing and have no further comments at this time.

                    Sincerely,

                    Jennifer Thompson
                    Branch Chief